Exhibit 99.2

Dear

Today ASE announced that it plans to commence on August 24, 2015, tender offers in the Republic of China and the United States to acquire an estimated maximum number of 779,000,000 common shares of SPIL (including common shares represented by American Depositary Shares), equivalent to approximately 25% of the common shares issued by SPIL.

It is difficult to predict the outcome of this tender offer, however, I would like to provide you an update regarding this announcement. First, ASE intends to acquire 5-25% of SPIL as a financial investment; operations will remain completely independent.

Second, if it makes business sense, management may initiate discussions on avenues for cooperation, however, there is no concrete plan for this at this point. Both ASE and SPIL are publicly listed companies in Taiwan and the U.S. All business conducts are highly regulated and I would like to assure you that all regulatory requirements and business conduct will be strictly followed.

Please don't hesitate to let me know if you have any questions regarding this announcement.

Thanks.